Exhibit 99.1

Volvo Starts Project with Hybrid-Drive Refuse Vehicles in Gothenburg and Stockholm

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 15, 2007--The Swedish Energy Agency has granted SEK 9.8 M in financial support to AB Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) for a project within the development of new hybrid technology for heavy vehicles. The project comprises development and testing of hybrid technology in two refuse collection trucks in Gothenburg and Stockholm. The aim of the project is to achieve fuel savings of up to 30%.

The project will be implemented in cooperation with two of Volvo's major refuse collection customers. The vehicles are scheduled to be placed in operation in the beginning of 2008. Evaluation and testing will be carried out in cooperation with the customers during a three-year period. During the entire project, Volvo will further develop and optimize the technology for future series production. Volvo will also install and test a new safety system for vehicles in city traffic on both trucks.

For the past 15-20 years, Volvo has worked on research and development of basic hybrid technology. Volvo's own tests and simulations show that hybrid drive for heavy vehicles is most suitable for vehicles forced during operations to make many starts and stops, such as buses, distribution trucks and refuse vehicles. In these cases, fuel savings can be up to 35%.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 661127 or +46 705 591149